SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase, LTD. Announces Third Quarter Results

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: November 12, 2008

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

Optibase, LTD. Announces Third Quarter Results

HERZLIYA, Israel, November 12, 2008 – Optibase Ltd. (NASDAQ:OBAS), a leader in advanced digital video solutions, today announced financial results for the third quarter ended September 30, 2008.

        Revenues for the third quarter ended September 30, 2008 were $6.6 million compared with $5.7 million for the second quarter of 2008 and $5.2 million for the third quarter of 2007.

        Net loss for the quarter ended September 30, 2008, was $1.8 million or $0.11 per basic and fully diluted share. This compares with a net loss of $2.1 million or $0.15 per basic and fully diluted share for the second quarter of 2008, and a net loss of $2 million or $0.15 per basic and diluted share for the third quarter of 2007. Weighted average shares outstanding used in the calculation were approximately 16.5 million basic and fully diluted for the third quarter of 2008, 14 million basic and fully diluted for the second quarter of 2008 and 13.6 million basic and fully diluted for the third quarter of 2007.

        For the nine months ended September 30, 2008, revenues totaled $16.3 million, compared with $17.4 million for the nine months ended September 30, 2007. Net loss for the period was $6.8 million or $0.46 per basic and fully diluted share, compared to a net loss of $5.5 million or $0.41 per basic and fully diluted share for the nine months ended September 30, 2007. Weighted average shares outstanding used in the calculation for the periods were approximately 14.7 million basic and fully diluted and 13.6 million basic and fully diluted respectively.

        As of September 30, 2008, the company had cash, cash equivalents, and other financial investments, net, of $10.4 million, and shareholders’ equity of $37.7 million, compared with $12.4 million, and $39.4 million as of June 30, 2008 respectively.

        Commenting on the quarter, CFO of Optibase, Amir Philips, said, “During the third quarter, we saw a continuing increase in revenues from last quarter while operating expenses were kept at the same level, showing a significant decrease of $559,000 in our operating loss compared to last quarter, and a decrease in total net loss. Other expenses in the quarter, totaling $499,000 are related to our investment in Scopus. We attribute much of the revenues growth to our increased sales efforts in the United States, concentrating on the enterprise market and the military segment in particular, while maintaining our strong presence in the Asian Pacific markets.

        We are in the process of evaluating our options in light of Scopus’ recent unilateral steps and the recent global developments. We are also taking the necessary steps to see that the current global recession will have a minimal affect on our business and that we will go safely through this period while maintaining our technological edge and strong presence in the markets we address and serve.”

        He concluded by saying, “Though we believe that Optibase is well on track, we are considering our strategic plan and our options in light of recent changes in the worlds’ economy and the global recession. Our goal is to continue providing great innovative products while maintaining a high rate of customer satisfaction and loyalty.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com

Conference Call:

Optibase has scheduled a conference call for 4:30 p.m. EDT, November 12, 2008 to discuss the third quarter results. For those unable to participate, there will be replay available from 7:00 p.m. EDT on November 12, 2008 through 11:59 p.m. EDT, November 19, 2008. Please call: +(800) 642-1687 (Domestic) and +(706) 645-9291 (International). REPLAY CODE: 72519857.

Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to Optibase’s business operations, including the evolving market for digital video in general and the infancy of the IPTV market in particular, competition and decrease in sales of video technologies products, general economic conditions, potential litigation and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2008

	Nine months ended		Three months ended
	September 30 2008 $ Unaudited	September 30 2007 $ Unaudited	September 30 2008 $ Unaudited	September 30 2007 $ Unaudited

Revenues	16,345	17,372	6,575	5,150
Gross profit	8,456	8,615	3,492	2,843
Operating expenses:
Research and development, net	5,075	3,703	1,786	1,232
Selling, general and administrative	9,095	7,382	2,994	2,463
Total operating expenses	14,170	11,085	4,780	3,695
Operating loss	(5,714)	(2,470)	(1,288)	(852)
Other expenses	(1,204)	(2,634)	(499)	(550)
Financial income (expenses), net	128	(320)	12	(520)

Net loss from continuing operations	(6,790)	(5,424)	(1,775)	(1,922)

Income (loss) related to
discontinued operations	20	(87)	0	(87)

Net loss	(6,770)	(5,511)	(1,775)	(2,009)
Other comprehensive income
Unrealized holding (losses) gains on available
for sale securities	(267)	677	-	1,428
Total comprehensive loss	(7,037)	(4,834)	(1,775)	(581)

Net loss per share:
Basic and diluted	$(0.46)	$(0.41)	$(0.11)	$(0.15)

Number of shares used in computing
Earning per share

Basic and diluted	14,711	13,556	16,518	13,619

Amount in thousands except per share data

Optibase Ltd.
Condensed Consolidated Balance Sheets

	September 30 2008 Unaudited	December 31 2007 Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	10,441	18,387
Trade receivables net of allowance for bad debts	5,992	4,053
Inventories	3,912	5,321
Other receivables and prepaid expenses	920	1,487
Assets Related To Discontinued Operations	-	43
Total current assets	21,265	29,291

Other long term investments	28,205	20,316

Fixed assets, net	1,418	1,691
Total assets	50,888	51,298

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,119	2,753
Accrued expenses and other liabilities	7,223	6,278
Liabilities Related To Discontinued Operations	162	162
Total current liabilities	9,504	9,193
Accrued severance pay	3,643	2,941
Total shareholders' equity	37,741	39,164
Total liabilities and shareholders' equity	50,888	51,298

Amounts in thousands